January 25, 2008

Mail Stop 6010

By U.S. Mail and facsimile transmission

Genentech, Inc.
1 DNA Way
San Francisco, California 94080-4990
Attn: Sean A. Johnston, SVP and General Counsel

      Re: Genentech, Inc.
              Definitive 14A
              Filed March 16, 2007
              File No. 1-09813

Dear Mr. Johnston:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3612.

                  Sincerely,

                  Michael Reedich
                  Special Counsel